Announcement to the Market

Tier 1 Subordinated Notes

ITAÚ UNIBANCO HOLDING S.A. ("Company") informs its shareholders and the market that it will exercise the call option to all its Tier 1 Subordinated Notes described below (together, the "Notes"), on the respective redemption dates applicable to each issuance:

(1) Notes issued on February 27, 2020, in the amount of US$700 million, with a coupon of 7.562% per year, which will be redeemed on **August 27, 2025** (ISIN: 144A: US465562AA45 and Reg S: USP59699AB77);

(2) Notes issued on March 19, 2018, in the amount of US$750 million, with a coupon of 7.859% per year, which will be redeemed on **September 19, 2025** (ISIN: 144A: US46556UAC80 and Reg S: USP5R6DPAB67).

It is estimated that the impact of the call option of the Notes on the Company's Tier 1 capital ratio will be 17 basis points and the impact on Tier 2 capital will be 38 basis points, totaling a consolidated impact of 55 basis points on the Company's capital adequacy ratio[1].

São Paulo (SP), August 05, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer

[1] Considering the exchange rate as of June 30, 2025 of R$5.4571 and calculated on the capital base of June 30, 2025.